Exhibit (a)(18)

FORM OF REMINDER OF EXPIRATION DATE

To All Broadcom Employees Eligible to Participate in the Option Exchange Offer:

REMINDER — If you are electing to tender any of your eligible underwater options for cancellation and regrant under the Option Exchange and Supplemental Grant Program, the deadline to submit your Letter of Transmittal is Thursday, June 21, 2001, 5:00 p.m. Pacific Daylight (California) Time. If you are electing to exchange any of your eligible options, you must submit your Letter of Transmittal to Shareholder Services in Irvine or to your designated company representative before the deadline. A soft copy of the Letter of Transmittal is attached to this email. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

If you are not electing to tender any of your outstanding eligible options for exchange, then no action is required on your part.